

02038537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2002

Harmony Gold Mining Company Limited

**PO Box 2
Randfontein, 1760
South Africa**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes _____ No __X__



Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY AND NUM SETTLE WAGE DISPUTE AT KALGOLD

Johannesburg, 31 May 2002 – Harmony today announced the details of the agreement reached with the National Union of Mineworkers (NUM) at its Kalgold operations.

The parties settled on an average wage increase of 9% for the lowest job category and 8% for the balance of the remainder of the employees.

Bernard Swanepoel, chief executive, commented: "We are obviously pleased with the final outcome of the negotiations. Although the process was protracted, and extended way beyond everybody's expectations, both parties showed the necessary restraint and commitment to resolve the impasse.

"The focus at Harmony to protect our earnings performance of the company remains as strong as ever."

Ends

For immediate release
Friday
31 May 2002
For further details
contact:

Bernard Swanepoel on
+27(0)83-303-9922
or
Ferdi Dippenaar
on +27(0)82-807-3684

Issued by Harmony Gold
Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27 83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2002

Harmony Gold Mining Company Limited

By:

Name: Fred Baker
Title: Company Secretary